EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of October 24, 2018 by and between China Grand Resorts, Inc., a Nevada corporation (hereinafter referred to as “China Grand”), and its wholly owned subsidiary, Jacksam Corporation, a Nevada corporation (hereinafter referred to as “Jacksam”).

RECITALS:

WHEREAS, China Grand is the sole shareholder of Jacksam;

WHEREAS, China Grand desires to merge with its wholly owned subsidiary, Jacksam and Jacksam desires to merge with its parent corporation and thereby transfer to China Grand all rights and property owned by it, such merger (the “Merger”) is provided for in this Agreement;

WHEREAS, the board of directors of both China Grand and Jacksam further consider it in the best interests of the surviving Corporation, China Grand in connection with the Merger, to change the surviving entity’s name from CHINA GRAND RESORTS INC. to JACKSAM CORPORATION;

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, China Grand and Jacksam hereby agree as follows:

AGREEMENT:

SECTION 1. Merger and the Surviving Corporation.

(a) Subject to the terms and conditions of this Agreement, Jacksam shall be merged into China Grand (which shall be the surviving corporation in the Merger) in accordance with the Nevada Revised Statutes. The Merger shall become effective upon the filing with the Secretary of State of the State of Nevada of the Articles of Merger with respect thereto. For purposes hereof, the term “Effective Time” shall mean the time when such Articles of Merger are filed with the Nevada Secretary of State, and the term "Surviving Corporation" shall mean China Grand as the corporation surviving in the Merger which will be governed by the laws of the State of Nevada.

(b) At the Effective Time, by virtue of the Merger, all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of China Grand and Jacksam and all property, real, personal and mixed, and all debts due on whatever account, including choses in action, and all and every other interest of or belonging to or due to each of China Grand and Jacksam shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall be responsible and liable for all of the liabilities and obligations of each of China Grand and Jacksam, all with the full effect provided for in the Nevada Revised Statutes.

(c) The Articles of Incorporation of China Grand in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until amended in accordance with the provisions thereof and the Nevada Revised Statutes, except that the name of China Grand, the Surviving Corporation, shall be changed to JACKSAM CORPORATION.

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(d) The Bylaws of China Grand in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until altered, amended or repealed.

(e) The directors of China Grand in office immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until their successors are elected in accordance with the Bylaws of the Surviving Corporation and shall have been duly qualified.

(f) The officers of China Grand in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation, holding the offices in the Surviving Corporation which they then hold in China Grand, until their successors are elected or appointed in accordance with the Bylaws of the Surviving Corporation and shall have been duly qualified.

SECTION 2. Conversion of Stock. At the Effective Time:

SECTION 2.1. China Grand Resorts Inc.

(a) Each share of the Common Stock, par value $0,001, of China Grand which is issued immediately prior to the Effective Time (whether then outstanding or held in the treasury of China Grand) shall remain issued and outstanding and shall not be affected by this Agreement or the Merger.

SECTION 2.2. Jacksam Corporation.

(a) Each share of the Common Stock, without par value, of Jacksam, which is issued immediately prior to the Effective Time (whether then outstanding or held in the treasury of Jacksam), shall be cancelled and of no further force and effect without payment of any additional consideration.

SECTION 2.3. Stock Certificates. Each outstanding certificate that prior to the Effective Time represented one share of Common Stock of Jacksam shall be deemed for all purposes to be cancelled and of no further force and effect without payment of any additional consideration.

SECTION 3. Conditions Precedent. The obligations of the parties to effect the Merger shall be subject to (a) the approval of this Agreement by the Board of Directors of each of the constituent corporations and (b) the approval of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock of Jacksam. Thereupon, Articles of Merger shall be duly tiled and recorded in Nevada.

SECTION 4. Amendment. This Agreement may be amended by the parties hereto, with the approval of their respective Boards of Directors, at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of Jacksam, but, after such approval by the stockholders, no amendment shall be made which materially adversely affects the rights of the stockholders of Jacksam without further approval of such stockholders. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 5. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval hereof by the shareholders of Jacksam or by the Board of Directors of either China Grand or Jacksam by mutual agreement of the Board of Directors of Jacksam and China Grand. If this Agreement is terminated for any reason, no party hereto shall any liability hereunder of any nature whatsoever to the others.

SECTION 6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

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SECTION 7. Further Assurances. From time to time after the Effective Time as and when requested by the Surviving Corporation and to the extent permitted by law, the officers and directors of each of China Grand and Jacksam last in office shall execute and deliver such assignments, deeds and other instruments and shall take or cause to be taken such further or other actions as shall be necessary in order to vest or perfect in or to confirm of record or otherwise to the Surviving Corporation title to, and possession of, all of the assets, rights, franchises and interests of each of China Grand and Jacksam in and to every type of property (real, personal and mixed) and chooses in action, and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized to take any and all such actions in the name of China Grand or Jacksam or otherwise.

SECTION 8. Execution in Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

IN WITNESS WHEREOF, China Grand and Jacksam have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CHINA GRAND RESORTS INC.		JACKSAM CORPORATION

By:	/s/ Mark Adams	By:	/s/ Mark Adams
	Mark Adams, President / CEO		Mark Adams, sole officer / director

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